Filed by Energy Transfer Partners, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Sunoco, Inc.

Commission File No.: 1-06841

TRANSCRIPT

The following is a transcript of a joint investor conference call held by Energy Transfer Partners, L.P. (the “Partnership”) and Sunoco, Inc. at 8:30 a.m. Eastern time on April 30, 2012. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. The Partnership believes that none of these inaccuracies is material. A replay of the recorded conference call will be accessible for a limited time through the Partnership’s web site at www.energytransfer.com.

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MANAGEMENT DISCUSSION SECTION

Operator

Good morning, ladies and gentlemen, and welcome to the Energy Transfer Partners ETP/Sunoco Incorporated Conference Call. My name is Susan and I will be your coordinator this morning on this morning’s call. At this time, all participants have been placed on listen-only mode. Followed the presentation will open the call for a question-and-answer session. [Operator Instructions]

I will now turn the meeting over to Martin Salinas, the CFO of ETP. You may proceed.

Martin Salinas, Jr.

Thanks, Susan. And good morning, everyone. Thanks for joining us this morning to discuss the announcement that ETP will acquire Sunoco. We are joined here in Philadelphia with Kelcy Warren, the CEO and Chairman of ETP and other members of our Senior Management Team. Also with us from Sunoco are Brian MacDonald, President and CEO of Sunoco and members of his management team.

The release we issued and the presentation that accompanies this morning’s call can be found on the Investor Relations sections of both ETP and Sunoco’s websites. And before I start, I would like to call your attention to the forward-looking statements disclaimer, risk factors and additional information related to documents containing important information to be followed with the SEC. ETP will file a Registration Statement in connection with the transaction, which will also contain Sunoco’s proxy statement. These documents will contain important information about the transaction and you are urged to read them as they become available.

We some of the housekeeping out of the way, let’s talk about the exciting news and that being ETP acquiring Sunoco including its equity in Sunoco Logistics creating one of largest and most diversified energy partnerships in the United States. The transaction provides immediate benefits to both companies and their stakeholders while also positioning the combined group for even more long-term success. The combination not only expands ETP’s geographic footprint but also creates a best in class business in the transportation, terminalling and logistics of crude oil, NGLs and refined products. This will enable us to serve our producers and consumers with a full suite of midstream services in key geographic locations across the United States. It also provides a very strong growth engine for ETP to the ownership of Sunoco Logistics general partner, incentive distribution rights, or IDRs, and limited partner interest. The combination will be immediately accretive to ETP’s unitholders upon closing and certainly enhances a long-term growth profile of ETP.

Furthermore, we believe the transaction strengthens ETP’s overall credit profile and maintains its investment grade credit ratings while accommodating Sunoco’s shareholder considerations and preferences for a combination of both cash and equity. We believe both Sunoco shareholders and ETP unitholders will benefit from both the commercial and operational synergies and complementary organic growth projects that will arise as a result of the transaction.

A point on the slide two — I do also want to point out that Sunoco’s clear line of sight to exiting the refining business creates the optimal timing of the transaction. It’s also important to emphasize that ETP supports Sunoco’s existing plants for exiting its refining business and its plans for its proposed refining joint venture being discussed by Sunoco and the Carlyle Group.

We also, as a result of senior management teams for both Sunoco and Sunoco Logistics staying onboard, very minimal integration risk given the limited operational overlaps between the companies. Sunoco Logistics will remain a separate publicly traded MLP and will stay in place to minimize business disruption, while streamlining integration and accelerating value creation.

Looking at slide three, and before we discussed why the transaction makes sense for us, I would like to talk briefly to ETP’s evolution. We have a proud history of successfully completing strategic acquisitions, while also expanding our asset base with complementary organic growth projects.

We’ve also undertaken several initiatives to diversify our business with an emphasis on fee-based opportunities that expand the services provided to our customers and broaden our geographic reach.

From a strategic perspective, one area that we felt needed to address was business diversification. So that weren’t — we weren’t overly subjected to natural gas basis risk. In addition, our customers are demanding more NGL capabilities.

We believe this opportunity rapidly accelerates our diversification strategy, while also meeting our customers’ needs. And with the acquisition of LDH Energy Asset Holdings, or LDH, in 2011, we’ve enhanced the services that ETP can provide to our customers by expanding our platform into NGL transportation and fractionation.

The transaction was driven in large part by our customers demanding NGL services from wellhead to fractionation. And with this acquisition of Sunoco, this further diversifies or further increases our strategy of diversifying our business by expanding our platform into crude oil, refined products and NGL transportation, terminalling and logistics.

The transaction is complementary to the LDH acquisition and further positions ETP as an integrated midstream company, which can provide services across the midstream value chain. We believe this transaction represents the next step in ETP’s transformation into a more diversified enterprise with an expanded footprint.

And that leads us into why is this transaction for ETP today. The deal is certainly transformational for us. As I previously stated, in addition to diversification, a key driver behind the strategic rationale for this transaction is our customers’ desire for a fully integrated midstream service company.

The acquisition of Sunoco provides an attractive platform to our NGL service capabilities while expanding into the crude oil, refined products of the business. We believe Sunoco Logistics has a best-in-class transportation, terminalling and logistics business, and the complementary nature of our existing asset base combined with the organic growth projects will further our ability to provide our customers with integrated midstream solutions.

And in addition to the expanding the services we are able to provide our customers, we believe this transaction further enhances and diversifies ETP’s asset-based and fee-based cash flow profile while reinforcing our position as one of the largest most diversified MLP’s. The transaction will be accretive to ETP upon closing, enhancing ETP’s growth profile going forward, and strengthening our overall credit profile.

And as I said earlier, the restructuring of Sunoco is almost complete with a planned exit permits for refining business thus make an this an ideal time to bring our two companies together. In short, the transaction delivers financial benefits for investors of both companies and minimizes business interruption for our customers and our employees.

So let’s turn to the map on slide five — and what an impressive picture of the breadth and reach of the combined platforms. Bringing these could two companies together will provide growth opportunities through greater scale, increased geographic reach and a broader, more diversified business platform. Our complementary strengths will result in benefits for our customers and increased value for unit holders.

Following the closing of the transaction, ETP will be a leader in the liquids market and producers will benefit from a stronger and larger integrated midstream company, providing a full suite of natural gas, NGLs and crude oil terminalling, logistics and refined products capabilities in key geographic regions across the United States.

Looking at slide six and seven — and that give you a more graphic view of how the acquisition will enhance and further diversify ETP’s asset base and cash flow profile, while reinforcing ETP’s investment grade rating. The inventory of attractive and identified organic NGL and crude oil projects at Sunoco Logistics augments ETP’s slate of growth projects providing visibility to meaningful EBITDA growth while further diversifying ETP’s business mix.

As a result of the diversification this transaction provides, we’ll have repositioned ourselves from being almost a pure played natural gas pipeline company to a much broader, more diversified enterprise with a well-balanced business mix of cash flows. With much of it underpinned by fee-based, long-term contracts, thereby reducing our exposure to commodity price and basis differential volatility.

The combined assets of these two companies are complementary and create opportunities such as the potential to convert underutilized natural gas pipelines to move crude and refined products to Sunoco Logistics’ network and utilizing ETP’s experience in natural gas liquids to participate in the Marcellus Shale.

With that, I will now hand it over to Brian.

Brian P. MacDonald

Thanks, Martin. I want to start up by saying that all of us at Sunoco are extremely excited about this transaction. For those of you unfamiliar with Sunoco, if you turn to slide eight you will see how much we’ve transformed our company over the last four years.

In 2008, we were much bigger business with a very large refining operation, as well as Chemicals and Coke businesses. Over the last few years we have completely sold-off our Chemicals businesses, dramatically reduced our refining operations and our exposure to the volatile business through sale or idling, and in January of this year, we completed the spin-off of the Coke business.

We also announced late last year that we will exit the refining business by either closing the refineries or, as we recently disclosed, through our proposed refinery joint venture being discussed by Sunoco and the Carlyle Group. Overall, we’ve become a much stronger, more focused company as a result of these actions, narrowing in on our logistics and retail operations.

Our retail business benefits from strong returns, stable cash flows, iconic brand recognition and owned real estate in key locations throughout the East Coast to the Midwest and the Southeast. Sunoco Logistics offers excellent assets and desirable locations and provides steady ratable cash flows and has significant growth potential within the NGL and oil industries.

So you will see how ETP is truly a logical fit for Sunoco and we’re looking forward to entering the next chapter of our history together. The combination with ETP is a strategically and financially compelling combination that provides substantial value creation opportunities for Sunoco shareholders and ETP unitholders and will improve the ability of Sunoco’s logistics and retail businesses to deliver on their full potential.

Over recent years, Sunoco has completely transformed itself and we have returned significant value to our shareholders. This opportunity to join forces with ETP is an appropriate next step up for us. For Sunoco shareholders, this deal provides attractive and immediate value on day one with a 29% premium to Sunoco’s 20-day average closing price By receiving half cash and have units, our shareholders will also benefit from the potential upside of ETP’s attractive yields and improving growth profile.

From a business perspective scale is vital. And by combining with ETP, we will dramatically expand our geographic reach and significantly diversify the opportunities for our businesses. Our high return logistics and retail businesses offer a strong commercial and operational fit with ETP’s existing natural gas and natural gas liquids assets.

Sunoco Logistics will also continue to benefit from its extensive organic growth prospects, which will be enhanced by this transaction. As we bring Sunoco and ETP together, we expect minimal integration risk and disruption for our employees, given that the key Sunoco and Sunoco Logistics managers will remain in place. Importantly, our commitment to the area also remains unwavering.

We will continue to have a key presence in the region. And as part of a stronger company with increased ability and scale to capitalize on growth opportunities, we believe Sunoco will be even better positioned to return economic benefit to the Philadelphia region and the other areas of operation.

Sunoco’s logistics and retail businesses will continue to be based in the Philadelphia region consistent with their current operating presence.

With that, I’ll turn the call back over to Martin.

Martin Salinas Jr.

Great, thanks Brian. Looking at slide 10 and the transaction terms — ETP will acquire 100% of the outstanding shares of Sunoco in a unit and cash transaction valued at $50.13 per share, or a total of approximately $5.3 billion. And that’s based on ETP’s closing price on April 27th 2012.

The offer, comprised of approximately 50% cash and 50% ETP common units, represents a 29% premium to the 20-day average closing price of Sunoco shares as of April 27. And under the terms of the transaction, Sunoco shareholders can elect cash, ETP common units or a combination of both subject to proration.

In addition, and in connection with the transaction, ETE will provide a GP subsidy of $70 million per annum for a period of three years to ETP to support the transaction post-closing.

Now looking at slide 11, we’ll talk a little bit about the integration plan. At Energy Transfer, we pride ourselves and our – on our ability to integrate assets and businesses here most recently with the Southern Union transaction in 2012, LDH Energy in 2011 and Regency in 2010.

By the time this transaction is contemplated to close, we anticipate that the Southern Union integration will be substantially complete. This is a bolt-on acquisition and so similar to our experience with LDH Energy, we expect minimal integration risk given the limited operation overlap between ETP and Sunoco.

In addition, the vast majority of the Sunoco management team and employee base will remain in place, thereby minimizing business interruption, streamlining integration and accelerating value creation – realization. We’re also already in discussions with our integration team and we’ll bring together people from both sides in the spirit of working together to create business opportunities immediately after closing.

We conservatively estimate there will be approximately $70 million of annual potential run-rate, commercial and operational synergies, including an estimated $55 million through operations consolidation and asset optimization.

Now talk a little bit about the timeline and turning to slide 12. Slide 12 shows a simplified illustrated timeline for the integration and transaction approval process, which we expect to take us – which we expect to take us into the third or fourth quarter of 2012.

The integration plan will be developed immediately so that by closing we’re one functional organization. The transaction is subject to approval by the Sunoco shareholders and customary regulatory approvals, however, importantly, the transaction is not subject to financing or ETP or Sunoco Logistics unitholder approval and therefore we don’t expect or don’t anticipate any regulatory issues. We also believe a high level of deal certainty exists here.

So in closing looking at slide 13, I’d like to re-emphasize the positives of the transaction. As I said earlier, the acquisition will enhance and further diversify ETP’s asset base and cash flow profile while reducing ETP’s exposure to basis risk and strengthening ETP’s investment grade ratings. The transaction will increase ETP’s geographic footprint and expand its business beyond natural gas into the transportation and terminalling of crude oil and refined products.

Importantly, the transaction is not subject to financing or ETP unitholder approval. And we do not anticipate any regulatory issues thereby providing the highest level of deal certainty. This is a win-win for all constituents and provides financial benefit for investors of both companies and increased options and services for our customers and employees.

With that Susan that concludes our formal presentation. Let’s open up the lines for Q&A. Thank you.

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Question &Answer

Operator

We will now begin the question-and-answer session. [Operator Instructions] Our first question comes from Bradley Olson with Tudor Pickering. Your line is open. Please ask your question.

<Q—Bradley Olson>: Good morning and congratulations everyone on the deal.

<A>: Thanks, Brad.

<Q—Bradley Olson>: I guess this first question is for Martin. How do you guys think about the payout of cash flows from a taxable business? And do you think of the retail gas station business as having a long-term home inside ETP?

<A—Martin Salinas Jr.>: Yeah, Brad, I will take a first one and maybe hand over the second question to Kelcy. On the first one you talked about the cash flow is coming from a taxable entity. Similar to what we expect to see on the Southern Union transaction because of the retail business and the unqualified nature of those cash flows those dividends will go up through it like as dividend to ETP and be “cleansed” of that unqualified nature, if you will, and then find its home in the ETP, which will then get combined with cash flows generated by ETP to set the distribution rate at ETP. As it relates to the retail business long-term, I’ll ask Kelcy to answer that one.

<A—Kelcy Warren>: Yeah. The — I think everyone knows that we would not have targeted or retail business to a strategic move for the company. However, it is part of the overall package of what we are buying here. We believe it’s extremely well run. We think the cash flows are very sustainable. And we believe it’s a very good business. So we’re happy to have it and we are committed to the business. And we will continue to grow it and manage it with the people that have been doing so well doing that for quite a while.

<A—Martin Salinas Jr.>: But I’ll also want to point out that Sunoco has looked at various options or alternatives that may be making that retail business a little bit more MLP friendly. We’re certainly working together with them to find solutions for that. So I think there are some options or optionality with that retail business for us.

<Q—Bradley Olson>: Okay, great. And as far as Sunoco Logistics historically has maintained a pretty high coverage ratio and probably one that’s a little bit higher than some of its investment grade MLP peers. Going forward, do you think of the coverage ratio as kind of remaining I think, this last year, it was almost two times. What do you think about the long-term coverage ratio for a largely fee-based business like SXL?

<A> Martin Salinas Jr.>: Yeah, absolutely. We see a lot of value here, Brad. We do think that the business long-term is very sustainable. And so I would see us potentially running that business at about a 1.25x coverage or so. I think that’s very appropriate for the scale and size of Logistics and its cash flow profile. I’ve certainly seen a lot of the market comps associated with that and I certainly think that would lend itself to a coverage ratio in that area and I think it’s still supportive of its investment grade features.

<Q—Bradley Olson>: Great. And just one quick one. Is there a breakup fee for either party in the event that the deal is not consummated?

<A> Brian MacDonald>: Yeah, it’s Brian MacDonald here. Yes, there are break-up fees that are mutual. And they will be disclosed when the contract is filed.

<Q—Bradley Olson>: Great. Thanks a lot for your time everyone.

<A>: Thanks Brad.

<A>: Thank you.

Operator

Our next question comes from Steve Maresca, Morgan Stanley. You may ask your question.

<Q—Stephen Maresca>: Hey, good morning everybody. And I’ve got to hand to you Kelcy. You don’t sit still. So, you obviously — if you can talk or give any color on the — sort of the process to get to this point – we’re all familiar with what went on with Southern Union. And just, I don’t know, if Brian can speak on that or Kelcy you can in terms of how Sun was — what else you’ve looked at?

<A> Kelcy Warren>: Yeah, Steven and thanks for your comments. As you know, you’ve followed us a long-time and you are very familiar with Energy Transfer family of companies — partnerships I should say. We’ve had a stated objective. We believe that we needed to be more diversified. We needed to be more involved in the movement of crude. We started executing that objective last year as you know with the acquisition of Louis Dreyfus. We followed that up with the divestiture of our propane business, kind of transforming us a little bit more into a pure pipeline play.

And then finally we completed the Southern Union transaction, which created a little bit more diversification, in that almost all the customers that we have acquired with Southern Union were in fact markets such as Florida Power and Light and customers like that. Unlike the traditional business of Energy Transfer Partners, which has been the producers. So we felt that we really had a great year. We really transformed the company, but we also have stated publicly many times and you’ve been there a couple times, Steve, where we’ve said we’ve got to get a healthier mix of the movement of crude with natural gas.

The primary reason for that is look at what’s happened to the basis differentials in natural gas. It’s just — they are almost non-existent. So that’s okay. They will return. They will come back. They always do. Crude — the margins for movement of crude now are good. We think they are going to be good for quite a while. However, we think this is the right thing for us to do. So, we began a search, we began a search of what acquisitions might could help us achieve our goals. And as part of that search, we reached out to Brian, and we traveled to Philadelphia, and we had a meeting and the chemistry felt right, the discussions felt right and we proceeded forward. Brian?

<A—Brian MacDonald>: I think that’s right. I mean, our teams are working on some individual projects in the field and the chemistry was good as they started to work on some projects. And Kelcy came to visit me and said, “Should we look to do some bigger things together?” And this kind of discussions went forward very positively. And this will be detailed in our proxy statement when it’s filed. But the culture felt good, the chemistry felt good, and we saw a lot of compelling value to be created by putting the two entities together.

<Q—Stephen Maresca>: Okay. One quick follow-up to that may be for you, Kelcy. How confident are you that you don’t have somebody else coming in over the top like you did in the prior transaction?

<A—Kelcy Warren>: Well, Steve, I feel confident. I feel that we’re paying full value for this company. I feel very confident in that area. I feel that when I look at the upside, I think there is something that needs to be noted here: there’s a lot of pipelines that exist in the energy transfer’s inventory, let’s call it, that need to be converted to crude service. They need to be converted to crude service. We think working with Mike Hennigan and his group at SXL, we believe there is huge opportunity here.

So, I think before I would really have a meaningful opinion on that, I would think that the market needs to understand the upside here that exists between combining these companies. So I feel pretty confident that we are good here.

<Q—Stephen Maresca>: Okay. And final one for me and I will get back in queue. How money shares for SUN have already been bought back on the 19% buyback? So that would sort of impact — ?

<A—Brian P. MacDonald>: Yeah, Steve. It’s Brian MacDonald. I don’t have the exact number but basically, we bought back $100 million worth of shares. So approximately 2.5, 2.6 million versus the share count you would’ve seen as of Q4.

<Q—Stephen Maresca>: Okay. I’ll get back in the queue. Thanks everybody.

<A>: Thanks, Steve.

Operator

Paul Cheng, Barclays. You may ask your question.

<Q—Paul Cheng>: Hi. Good morning. Brian, two questions. I think I just missed it. What’s the break-up fee, if there is any and also that can you give us a update about the refinery negotiation?

<A—Brian P. MacDonald>: Paul, on your second question. The refinery sales process we announced last week that we’re in exclusive discussions with the Carlyle Group around the formation of a joint venture in which Sunoco would have a minority non-operating position with no capital calls and Carlyle would be the operator and the majority shareholder. We’re moving through those discussions with Carlyle and nothing in this announcement or transaction changes that direction. And if we can’t —.

<Q—Paul Cheng>: Brian, do you have a timeline in terms of when you expect whether that negotiation will come to fruition or that when you think that it’s not working out? So is there a timeline there that we should be looking for?

<A—Brian P. MacDonald>: Well, what we said Paul is that we’re going to run the refinery through the end of July to give this process time to – the process with Carlyle Group to run out and that’s the only timeline we’ve put out there.

<Q—Paul Cheng>: Do we have anything about them Marcus Hook or that is still – there is no interest being expressed?

<A> Brian P. MacDonald>: There is no interest in Marcus Hook as for someone to buy it as a refinery. However, we do have a number of options that we’re looking at with for repurposing the site. And quite frankly, we think being part of that Energy Transfer family of partnerships will give us some additional options for repurposing the site.

<Q—Paul Cheng>: Okay. How about in terms of the break-up fee? I think you guys may have talked about and I apologize that if I have missed it.

<A> Brian P. MacDonald>: The breakup fee is $225 million and it will be disclosed in the contract when it’s filed today.

<Q—Paul Cheng>:Thank you.

<A>: Thank you.

Operator

Your next question comes from Gabe Moreen, Bank of America Merrill Lynch. Your line is open.

<Q> Gabe Moreen>: Hey, good morning and congratulations to everyone.

<A>: Thanks.

<Q> Gabe Moreen>: Question Martin for you just in terms of the balance sheet going forward at ETP and whether in your discussions with the agencies you think after the deal closes, you’ve got some slight capacity at the ETP balance sheet to perhaps at least issue less equity than you might have otherwise given the transaction?

<A> Martin Salinas Jr.>: Yes, Gabe. Good question. We certainly see given the balance sheet that we’re acquiring here not only at Sunoco and Sunoco Logistics but also the cash being utilized here that it’s a deleveraging transaction for ETP day one in terms of continuing to be deleveraging on a go forward basis maybe a little bit quicker than what we would anticipate on just the stand-alone basis. So I would certainly see this kind of being both in terms of accretive to ETP unitholders but also de-levering our ETP balance sheet on a consolidated basis. Giving us a little bit more cushion there.

<Q> Gabe Moreen>: Got it. And then just in terms of some of the gas-to-crude conversion projects. I’m just curious in terms of how you thought about going forward splitting up those projects between ETP and SXL and where the CapEx might be spent? I know it’s probably going to be on a case-by-case basis but if you just had some overarching thoughts there?

<A—Kelcy Warren>: Yeah. Gabe, this is Kelcy. And I’m sorry, I cannot give you a clear answer. We’ve talked to Mike Hennigan briefly about it and Mackie McCrea is really kind of leading that so I’m sorry, I cannot give you a definitive answer but I will tell you that there is great expertise that resides within the SUN family of companies. Great expertise that we do not possess. And we have, as you know Gabe – you know, what’s happened as a result of the Marcellus and in this big null zone that exists in the United States today we have idle capacity. That’s an odd statement when you think that our consumption in this country is increasing and we are building more pipelines every day. And yet the demand for the services has changed dramatically — the hydraulic services. So I’m sorry, I’m talking in circles and not answering your question because I don’t have a clear answer. A lot of it depends on continuing discussions with the SXL people.

<Q>: Got it. That’s very helpful. Thank you. And then just last quick one for me. Is there a good maintenance CapEx number we should be using for the retail marketing business going forward to think about kind of what DCF is from that business?

<A> Brian P. MacDonald>: $70 to $80 million, Gabe, is a good number for maintenance capital.

<Q>: Okay. Great. Thanks so much. Thanks everybody.

<A>: Thanks, Gabe.

Operator

Rick Gross, Barclays. You may ask your question.

<Q—Richard Gross>: Good morning. I’ve got a question on with SUN in the family, or Sunoco Logistics in the family, they have got a much better cost of capital than Regency or ETP. And I’m curious is to whether or not one of the opportunities here is to take some of the Southern Union assets and use SXL as a drop-down vehicle given their superior cost of capital.

<Q – Kelcy Warren>: Yes.

<Q—Richard Gross>: And the issue then becomes, because it is so much better than the other, whether it could become the primary vehicle.

<A> Kelcy Warren>: Well, Rick, I hear you and I wouldn’t want to mislead anybody that that — it’s funny, when we bought the GP of Regency, we had a lot of goofy reports about all the growth is going to be in Regency and ETP is not going to grow and of course that’s just not accurate, however, your point of cost of capital are indisputable. That’s just reality. SXL has superior cost of capital. And that is certainly a consideration when we consider growth on a go forward basis.

<Q—Richard Gross>: Okay. And the other issue is, you are going to carve out $70 million a year in IDRs at the ETE level. If I had to think about cash flow you’re buying, initially it’s going to be materially more retail gas stations than Sunoco Logistics cash flows. $70 million — we need $70 million in growth in three years. You talked about the synergies. We talked a little bit about maybe pulling down the coverage. My assumption is that getting from here to there is principally coming from the Sunoco Logistics side and synergies? And that the synergies, once again won’t show up day one but we’ll work on them, particularly the operational ones. Is that kind of the way to look at how this kind of works out over time?

<A> Kelcy Warren>: Yeah. And I would say that there is growth that I’ve alluded to that we strongly believe is there, growth that could not be achieved I believe by SXL without this combination and very likely ETP without this combination either. So, Rick, we will be converting some of the pipelines that Energy Transfer Partners and its family of partnerships owns today. We will be converting some of those pipelines into the movement of crude or other hydrocarbons and very likely that will be done in some type of cooperation, let’s say, with SXL. So there is — we believe that there is substantial growth embedded there as well.

<Q—Richard Gross>: Okay. I guess probably I’ll ask a little question. I will ask just one last one. You talked about the taking the coverage down to 1.25x. And I was curious as to how you view the crude oil lease gathering business and the butane blending business and thinking about shrinking the coverage, as those can at different times have materially different margins.

<A—Martin Salinas Jr.>: Yeah. Well, this is Martin. I mean again, as we look at the growth profile going forward and certainly it’s not to say that we would take it down immediately, but as we get our arms around logistics and get more into the details and sitting down with Mike Hennigan and his team, we certainly believe that to be a long-term distribution coverage ratio that would be appropriate. Having said that, I mean, I think we will continue to evaluate the market volatility. I think we will evaluate the growth projects that Kelcy alluded to. You know a lot of that we are going to structure and as much of a fee-based nature as possible and with that gross — growth also provides a larger scale and more diversified asset base. And as we combine it with ETP from a cash flow perspective, I think — again if something happens as a result of anomaly we will certainly take a look at that. Maybe give Mike Hennigan an opportunity to talk about that as well.

<A> Mike Hennigan>: Hi, Rick. As you know, we at SXL have been pretty high at our coverage, but we’ve been calling that a good thing as the market has come to us. One of the themes we’ve been putting out there for quite some time is our stated objective of converting what we call red bar, or market-related, earnings into more fee-based earnings. So, on a standalone basis we were going to be moving forward towards that objective and that continues to be the case and the discussions with the Energy Transfer family has been very consistent with that. So I think you’re going to see us moving that way as part of our original goal anyway and then it will just become even more a synergistic as we look for opportunities that Kelcy mentioned earlier.

<Q—Richard Gross>: Thank you very much.

<A>: Thanks Rick.

Operator

Next question comes from Darren Horowitz with Raymond James. You may ask your question.

<Q—Darren Horowitz>: Hey Kelcy, just one quick question. As it relates to the asset footprint pro forma that you have up in the Marcellus. Can you talk a little bit about possibly longer-term the ability to kind of leverage the LDH Gulf Coast assets for Marcellus liquids?

<A> Mackie McCrea>: Darren, this is Mackie, and Mike can kind of follow-up with this, but we’ve tried very hard to grow our business in Marcellus and we’ve had a hard time because we really didn’t have any assets up there and there are some assets that we’re looking at utilizing with Sunoco Logistics as soon as possible. We have been working both in the Pennsylvania and Utica to try to solve the ethane issue and working with them. We plan on doing that.

<A—Mike Hennigan>: Yeah, this is Mike Hennigan. Just to add, as you know we are on logistic side —we’re mainly a crude company but we’ve been trying to morph ourselves more and more into the NGL side of the business and this marriage I think is that a big jump start as energy transfer is natural gas and NGL company moving towards crude. We are a crude company moving towards NGLs. We are pretty excited about the opportunities both up in the Northeast as you talked about and then also down in the Southwest.

<Q—Darren Horowitz>: I appreciate it. Thanks.

Operator

Our next question comes from Ted Durbin, Goldman Sachs. Your line is open.

<Q—Theodore Durbin>: Thanks. First question is just I don’t know if I missed this but is there sort of some sort of go-shop period here for the deal?

<A—Brian P. MacDonald>: It’s Brian McDonald. No.

<Q—Theodore Durbin>: Okay. And is there — are there any contingencies written in — on the agreement if the refining — the existing getting out of the refining business, that doesn’t work out?

<A—Brian P. MacDonald>: No, there are no such contingencies.

<Q—Theodore Durbin>: Okay. And then maybe Kelcy for you, why do this transaction at the ETP level rather than at the ETE level, which I think is kind of you have said might be a better currency?

<A—Kelcy Warren>: Well, we did the Southern Union transaction at ETE because that — we really didn’t have a choice. The other party would not do the transaction with us without doing it at ETE. We have preferred that ETE remains as more of a pure GP and an IDR vehicle, but we had no choice in the previous transaction. So that’s always the way we approach transactions as to try to do them with ETP. As you know there has been a lot of trading anomalies occurring in ETE as well. Post the Southern Union transaction; we’ve had some clearing out of some arb players. We’ve also had Enterprise that has finally liquidated their position. And the ETE currency has not been a really desirable currency to consider using for another reason as well.

<A—Brian P. MacDonald>: And it’s Brian McDonald. I would just add to that we are very happy to take ETP currency. We did due diligence and with the synergies and value to be created by putting the two companies together. We’re very happy with the ETP currency that our shareholders will be receiving.

<Q—Theodore Durbin>: Yeah. I guess that was kind of my next question was I mean, kind of what you are thinking in terms of institutional investors’ willingness to take a MLP paper.

<A> Martin Salinas Jr.>: Yeah. This is Martin. I think it is going to be really us going out there and selling the story — I think you hear on this call the excitement that bringing these two companies together will create not only from a commercial and operational perspective, but also a synergy perspective. There is some time between now and closing. We will spend a lot of time on the road, talking to the investor base and based on what we saw at Southern Union, we certainly hope to see the same — we expect to see the same results here that we’ll have people more familiar with who Energy Transfer is, the management team on a combined basis and the growth potential for this transaction.

<A> Kelcy Warren>: Also with Southern Union – Martin, let me add — there will certain shareholders of SUN that would like to defer their taxes. So, therefore they may choose more ETP units for that impact tax deferral. There will be others, unfortunately, and we saw this with Southern Union as well, that they can’t deal with the K-1s and so even though they may love ETP as a currency, it creates a problem for them. So, that’s what we saw and we suspect we’re going to see a similar kind of reaction in this case as well.

<Q—Theodore Durbin>: Got it. That’s it for me. Thanks guys.

Operator

Our next question comes from Paul Sankey, Deutsche Bank. Your line is open.

<Q—Paul Sankey>: Hi, good morning.

<A—Brian P. MacDonald>: Good morning.

<Q—Paul Sankey>: Just, Brian, could you just update us on the Philly refinery, you say there’s not to be any ongoing capital obligations. Can you just remind us of the moving parts as regards the inventory and environmental abilities and other liabilities that might be associated with that given the update we’ve had regarding Carlyle? Thanks.

<A—Brian P. MacDonald>: Paul, what we’ve said to the market is that, after we exit refining and monetize the inventory, pay down the payables, pay the tax gains on the LIFO gains, pay severance, all the various things that we believe refining — the refining exit will be a net cash inflow to Sunoco of approximately $200 million after-tax. We continue to believe that that’s a good estimate. And that assumes that Philadelphia closes. If we can avoid a Philadelphia closure which we are pursuing with haste given the impact on the community and our employees, we will have some upside to that number of approximately $100 million and so that could be a real win for everyone.

<Q—Paul Sankey>: I guess, the big unknown around that asset is — and the refining in general — is the ongoing environmental liability. Could you just frame that for us a little bit?

<A> Brian P. MacDonald>: Well, Paul, when we completed our strategic review we announced that Sunoco planned to fund an environmental fund with $250 million to take care of all of our legacy environmental liabilities using the captive insurance company. We feel very comfortable with the estimate of those liabilities. As part of this due diligence process that ETP conducted, they went through all of our analysis and they have their own attorneys, their own environmental specialist and they got comfortable with that estimate as well. And the plan is to continue to put that structure in place and put all these liabilities behind the company.

<Q—Paul Sankey>: Great. I think what you’re telling me is essentially that the guidance is unchanged subsequent to the previous given guidance you’ve given us on this cost, right?

<A>: That’s a great way to say it Paul.

<Q—Paul Sankey>: Could have saved us all some time, I think. Thanks a lot for going through it. The retail part of this deal — is that considered core now or is it a disposal candidate? I am not quite clear how it would fit within an MLP structure. And could you expand on your comment that you are looking for more — I think it was more MLP friendly structure that — it was in effect. Thanks.

<A>: Yeah, Paul, I will speak to the MLP question. There are some other folks who have taken certain parts of retail gasoline business and put them in an MLP structure. Mike Hennigan and I have been looking at some of those options, together with Bob Owens. So that is a potential out there. Certainly not saying that is what we will do or not do, but others have started to look at certain parts of the value chain in the retail gasoline business and seeing if there is some MLP parts of the business.

<Q—Paul Sankey>: Great. Do the Energy Transfer guys have anything to say about the core nature of retail?

<A> Kelcy Warren>: Yeah, I’d say certainly it would be misleading to say that it is core. That is just not correct. However, it is a business that we’re very comfortable with. As I’ve said before we think it’s extremely well-managed and we believe that the cash flow driving that business is sustainable and will grow. So, you know — but to say we would not target a retail gasoline business as something we would go out and acquire.

<A> Paul Sankey>: Yeah, I just think that there is quite a lot of stated appetite from other refiners to actually buy a business of that type. So that’s slightly what I am driving at that point. I know you can’t very specific about that. And then if I could extend just to one final question again to the Energy Transfer guys. Very intrigued by what you are saying about conversion of gas pipelines to oil pipelines. Could you be more specific about where their assets and what they would do? Thanks.

<A> Kelcy Warren>: Yeah, I can. There is a particular asset that at one-time was actually operated by Sun. And it existed in Texas. And is Trunkline that was – the things intriguing to me about that it was – it originally had pumps on the pipeline, it was converted to natural gas service back in the 80s. It – so therefore it has access to all the electric infrastructure that it would be very easily to convert, is running at a very low capacity now and it would be – what I believe to be an excellent conduit to take gas from — I’m sorry takes crude from optimal sources to Nederland or from Nederland north.

So there is some example, one, there are other assets that were part of this the Southern Union acquisition, that are much more Trunkline in nature, I should say, they span longer distances. And they are not running at – well, they’re not needed for the demand of our customers. There are not necessary. And so we are exploring, we’re exploring converting some of those lines that would go from the Gulf Coast to the Midwest to the other parts of the country.

<Q—Paul Sankey>: Okay. Thank you all.

<A>: Thanks Paul.

Operator

[indiscernible] RBC Capital Markets. You may ask your question.

<Q>: Hi, good morning. Quick question, did you delineate the timeframe for achieving the synergies?

<A> Martin Salinas Jr.>: I think what we – I think are looking at is I think from a cost perspective, we see probably half of that $70 million or so occurring in 2013. And then seeing more of the full benefit in ‘14 and beyond. As you’ve heard, a lot of the discussions are around optimizing the assets on both sides, ETP and Sunoco Logistics, which will come from the commercial and operational side of the integration.

<Q>: Okay. My next question is on just a follow-up to Rick’s question. So when we think about drop down from ETE from the acquired assets from Southern Union, and the possibility that SXL could now acquire some of those assets. Are we looking at more of the pipeline assets that may potentially go to SXL or is Southern Union Gas Services something that could also go to SXL? And really what I’m trying to get at is what SXL can look like in the next two years?

<A> Kelcy Warren>: Yeah. And Rick’s questions were good and I would not want to mislead anyone that we’ve gone that far. We’ve just not. But I think it’s safe to say, I mean, SXL is a publicly traded partnership and it’s extremely well run. And they will continue to be publicly traded. And will have their vision and their focus and so it’s a little premature right now to identify specific assets — and we have not done that —that might be considered by SXL out of the Energy Transfer family of partnerships.

<Q>: Thank you.

Operator

Steve Maresca Morgan Stanley. You may have your question.

<Q—Stephen Maresca>: Hi, guys. Just a follow-up. On the refinery, what happens to that inventory that you had there for oil and products? Is that — did you sell that or will that get sold or does that go into the joint venture if it proceeds with Carlyle.

<A> Brian P. MacDonald>: Steve, the inventory all will be monetized the product, crude – it will all be monetized. It will not be contributed to the joint venture.

<Q—Stephen Maresca>: Okay. So that cash will then go to SUN, which will then go to ETP, right?

<A>: Correct.

<Q—Stephen Maresca>: Okay. Do you have an order of magnitude on what that would be, pre-tax or post-tax?

<A>: It’s — when you take into account all the factors of which there are many — is approximately $200 million after-tax.

<Q—Stephen Maresca>: Okay. And I think — yeah, that was my only follow-up. Okay. Thanks a lot everybody.

<A>: Thank you

<A>: Thank you, Steve.

Operator

Your next question comes from [indiscernible] Zimmer Lucas. You may ask your question.

<Q>: Hi. Good morning, guys, and Kelcy congratulations on executing another transformative deal.

<A—Kelcy Warren>: Thank you.

<Q>: So my question was just around the kind of structure and the fact that Sunoco right now is a C corporation and a taxpayer. Just wondering, beyond this will Sun continue paying taxes and what kind of steps can you take to make that a little bit more efficient and let some of that cash get to ETP without paying the IRS?

<A—Martin Salinas Jr.>: Yeah, it’s Martin. Yes, it will remain a C-Corp. What’s in there post the refining exit will be the retail business. I think as the SUN — the Sunoco guys have talked about this distributable cash flow there being generated will obviously be taxable. I think we’re looking at ways as Brian mentioned to maybe moving some of that cash flow into a more MLP-friendly structure, whereby it would be minimized some of those cash flows. But ultimately it’s something we will have to look at as we fold it into the ETP family.

<Q>: And what about the general partner and the LP units of SXL?

<A—Martin Salinas Jr.>: The GP and IDR make its way up to ETP, so therefore it will get picked up in that pass-through vehicle of the MLP structure. Looking at the units as well and getting them into ETP, there are a couple of structuring items that we are looking at there – some debt at SUN that we will need to look at as well as well as some of the tax impacts there. But certainly our intention would be to get the LP units up to ETP as well.

<Q>: Okay. That’s great. Thanks, Martin.

Operator

Ross Payne, Wells Fargo. You may ask your question.

<Q—Ross Payne>: Two questions. Martin, first of all do you think this transaction potentially accelerates — given the diversification and increased consistency cash flow — do you think that accelerates your movement to stable ratings by the agencies. Sounds like you feel like this is going to keep them IG. And second of all for Kelcy, you talked about potentially moving some assets to crude. Would it makes sense to look at Oasis given the low basis between — on that particular pipe and its connectivity the Permian? Thanks.

<A—Martin Salinas Jr.>: Yes, Ross. I will address the rating agency here. We have previewed this transaction with the agencies and have gotten their feedback and certainly confident that the investment grade rating will remain in place. I also do think, as you alluded to, that the outlook to stable is warranted here. I do think the cash flow that ETP will be picking up given Sunoco Logistics’ credit rating today it certainly supports ETP.

I also think part of the negative outlook that we had really are unrelated to this transaction. It really went back to Southern Union and the Citrus transaction—we closed on that. We’re seeing much more synergies than what we anticipated there. We’ve gotten the financing completed. So the propane transaction is behind us. So there is a lot of great things that are happening at ETP in addition to this transaction that warrant us getting back to the stable.

<A> Kelcy Warren>: Ross, let me take a stab at the Oasis question. You’ve been following us and been a friend of ours for a long time, so you know as quite well. What you also know is that the basis differential from Waha to Katy has just been really, really poor and it’s been that way for quite a while. With Oasis we have long-term contracts and so it’s not really realistic to convert Oasis to crude. However, that is an excellent idea. And obviously we’ve looked at it because we know that.

We are excited however, Ross, we believe that a crude line — additional capacity being built from the Permian to the Gulf Coast of Texas is an absolute necessity. It must happen. And we are excited to spend time with Mike and his team to explore ways to do that. Unfortunately, I just – I don’t think Oasis is the solution.

<Q—Ross Payne>: Okay. Thanks guys. I appreciate it. Thank you.

Operator

I will now turn the meeting back to your host for closing remarks.

Martin Salinas Jr.

Thanks Susan. Again we appreciate everybody’s time this morning. Thank you and look forward to closing our transaction and delivering on the unitholder and shareholder value here. Thank you.

Operator

This concludes today’s conference. Thank you for joining us. You may disconnect at this time.

********

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between ETP and Sunoco, ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

Energy Transfer Partners, L.P.	Sunoco, Inc.
3738 Oak Lawn Ave.	1818 Market Street, Suite 1500
Dallas, TX 75219	Philadelphia, PA 19103
Attention: Investor Relations	Attention: Investor Relations
Phone: (214) 981-0795	Phone: (215) 977-6764
Email: InvestorRelations@energytransfer.com	Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, ETE, Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco. ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.